Offering Statement for PodTV LLC (“PodTV ”)

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

PodTV LLC

2 W Market St

West Chester, PA 19382

Eligibility

2. **The following are true for PodTV LLC:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Name
William Wheaton

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2021	Present	Optionality	Board Member
12/01/2014	04/01/2022	MediaMath	Board Member
01/27/2021	Present	PodTV LLC	Board Member
03/01/2017	Present	Akamai Technologies	Chief Strategy Officer
06/01/2015	Present	Akamai Technologies	GM & EVP

Short Bio: Bill Wheaton currently sits on the board of PodTV. He is Chief Strategy Officer at Akamai. As Chief Strategy Officer, Mr. Wheaton is responsible for collaborating with the Company's divisional general managers on defining strategy that drives innovation for customers, pursuing new strategic markets and business adjacencies, and building partnerships with carriers and technology providers across the Internet ecosystem. Prior to his role as Chief Strategy Officer, Mr. Wheaton served as Executive Vice President and General Manager of Akamai's Media Division leading the engineering, product development, product management, sales, channels and product marketing teams focused on making video and software applications accessible, and complex media content easy to use. Mr. Wheaton has overseen the growth of Akamai's media business to over $1 billion in annual revenues. He has led strategy and product direction for supporting Akamai customers with their over-the-top (OTT) video, live events, and streaming video optimization requirements, including support for gaming and software clients. Mr. Wheaton's service at Akamai has included global roles in leading digital media sales, and in establishing the Company's media partnership programs. He has served on the board of Media Math and Digital Smiths Prior to Akamai, Mr. Wheaton worked at Intervu. He has started and sold several businesses including VCS Technologies, which he sold to Intervu in 1999. Bill began his career at Procter & Gamble and moved to Pfizer before starting his entrepreneurial ventures. He has a B.S. degree from Worcester PolyTech Institute and an MBA from NYU. LinkedIn: https://www.linkedin.com/in/billwheaton/

Name
Vincent Menichelli

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2022	Present	SEMCAP	Chief Operating Officer and Managing Partner
02/01/2021	Present	Optionality	Board Member
01/01/2020	Present	CrossBridge	Advisory Board
05/01/2021	Present	ForMotiv	Advisory Board
09/01/2021	Present	CoreSolutions, Inc.	Board Member
01/01/2014	Present	Dragonfly Capital Partners	Managing Partners
03/01/2010	Present	Weather Trends International	Board Member
02/01/2011	Present	Orpheus Media Research, Inc.	Board Member
01/01/2007	Present	Syandus	Advisory Board
10/01/2008	Present	Trestle Ventures	Managing Partner and Co-Founder
03/01/2021	12/01/2021	AdaptaLogix	EVP Corporate Development and Strategy
07/01/2020	12/01/2021	QuantaVerse	Chief Financial Officer
05/01/2000	06/01/2020	Actua Corporation	Managing Director
02/01/2011	01/01/2020	Parchment	Board Member
07/01/2009	08/01/2019	Videolicious	Advisory Board
01/01/2021	Present	PodTV LLC	Board Member

Short Bio: Vince Menichelli sits on the board of PodTV. He currently is the COO for SEMCAP, an investment management firm. He brings twenty five plus years of software industry experience as a Managing Partner, Managing Director or C-Level executive. Mr. Minichelli has a track record of improving the performance of operating businesses in public and private equity backed environments and unlocking shareholder value. Vince also possesses a deep knowledge of fundraising for early stage to middle market companies through his roles as Managing Partner at Trestle Ventures and as a Managing Director at Actua where he lead multimillion dollar investments and exits. Mr Menichelli holds an MBA form Lehigh University and a BS from Bloomsburg University. LinkedIn: https://www.linkedin.com/in/vincemenichelli/

Name
Brandon Blackburn

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2021	Present	PodTV LLC	Co-founder & Chief Creative Officer
03/01/2022	Present	PodTV LLC	President Pro Wrestling TV
01/01/2017	Present	Freelance	Producer

Short Bio: Brandon Blackburn is PodTV's Chief Creative Officer and President of the companies Pro Wrestling TV networks. Prior to PodTV Brandon was an American television and podcast producer whose credits include Live PD and Live Rescue on the A&E Network. Prior to his career as a producer, Brandon was a CIA officer having spent multiple tours in the Middle East and Southeast Asia. With this background and after departing his CIA career, Brandon became a frequent guest and contributor on various nationally syndicated radio shows and for national news outlets on matters relating to national security. It is this experience that led to his first producing opportunity working for Live PD. Mr. Blackburn is a graduate of the University of Missouri. LinkedIn: https://www.linkedin.com/in/brandon-blackburn-89716617a/

Name
Jeffrey White

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/01/2021	Present	Optionality	Board Director
01/01/2009	Present	Trestle Ventures	Managing Partner
01/01/2012	Present	Worcester Polytechnic Institute	Advisory Council School of Engineering
03/01/2010	Present	Weather Trends International	Board Advisor
01/01/2012	Present	Careerminds	Advisor
09/01/2018	03/01/2021	Mosaic Media Partners	Founder
04/01/2014	12/01/2020	TrafficCast International, Inc.	Advisor
04/01/2013	11/01/2020	Media Analytics	Founder/CEO
03/01/2010	11/01/2019	Videolicious	Board Member
12/11/2020	Present	PodTV LLC	Co Founder/CEO

Short Bio: Jeff White is the co-founder and CEO of PodTV and has spent over 25 years building successful businesses spanning a broad range of industries and establishing himself as a successful entrepreneur and investor. Mr. White has lead the production of uncovering true life stories that are brought to life via documentaries, scripted and unscripted reality docu series as well as podcasts including

Berners Round Table, Dog in the Yard and the critically acclaimed video podcast, Our Thing, the life story of Sammy the Bull Gravano which has over 80 million views. Mr White has extensive executive leadership at fortune 500 companies Hewlett Packard and Agilent as well as serving as a CEO of multiple emerging growth companies including Napro, Sivox, RCD, Media Analytics, Special Access Production and most notably as CEO and co-founder of Fingerworks, the touch technology company, that was acquired by Apple that became the foundation of the iPhone. Mr White also served as managing partner of Trestle Ventures and on the Engineering Advisory council of Worcester Polytechnic Institute. He currently maintains several board and advisory roles. He holds an MBA from Northeastern University and a BSEE from Worcester Polytech. LinkedIn: https://www.linkedin.com/in/jeff-white-media/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Jeffrey White

Securities:	5,900,000
Class:	Class A Common Units
Voting Power:	59.0%

Brandon Blackburn

Securities:	3,900,000
Class:	Class A Common Units
Voting Power:	39.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

We are a provider of streaming video content. We develop and license video content and curate programming delivered for specific genres and categories. Currently we offer a true crime related network and a pro wrestling network. We deliver our content online via our website and through Over The Top (OTT) streaming TV platforms and via downloadable apps for use on devices such as smartphones, tablets and smart tv's. Our objective is to make our content available wherever our target audience consumes video content. We monetize through the sale of ads that get integrated into our programming and delivered through third party ad exchanges as well as directly from our ad sales agency and direct sales efforts. Our key metrics are: Increasing Network Accessibility via 3rd party distribution platforms; Viewer Growth; Minutes Consumed per Session; Hours of New Programming per Month; Revenue per Viewer Minute;

PodTV currently has 5 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in PodTV LLC speculative or risky:**

    1. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.
    2. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.
    3. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this

offering.

4. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

5. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

6. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

7. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

8. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

9. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

10. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

11. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

12. Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the Company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

13. We reserve the right to make future offers and sales, either public or private, of our securities, including shares of our common units or securities convertible into common units at prices differing from the price of the common units previously issued. In the event that any such future sales of securities are affected or we use our common units to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

14. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

15. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

16. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

17. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

18. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

19. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

20. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

21. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

22. *There is no present public market for these Securities and we have arbitrarily set the price.*

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

23. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

24. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

PodTV LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,070,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

Our use of proceeds is primarily focused on two areas. Driving sales revenue and acquiring viewers. The sales revenue is anticipated to be primarily driven through recruiting advertisers and sponsors for our various programs and networks. The acquisition of incremental viewers is planned to be accomplished through social outreach and paid promotion on the distribution platforms where we reside. We also plan to use a portion for sourcing and developing new content. We believe that owning content and having IP assets is a key element of our business. A portion of our funds are planned to be dedicated to administration costs as well.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,430
Compensation for managers	$0	$250,000
Marketing & Promotions	$3,000	$450,000
Content Acquisition and Development	$2,000	$267,570
General & Administration	$4,510	$50,000
Total Use of Proceeds	**$10,000**	**$1,070,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and PodTV LLC must agree that a transfer agent, which keeps records of our outstanding Class A Common Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $1 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Common Units	35,000,000	10,000,000	Yes	
Class B Common Units	15,000,000	0	No	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The existing convertible debt is subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the Company's Operating Agreement for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's Operating Agreement can be amended by the holders of the Member Units. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding membership interest units give management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our Members may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority members may decide to issue additional membership interest units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

The issuance of additional shares of our common units will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common units, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common units outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our units would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Convertible Notes
Amount Outstanding:	$500,000
Interest Rate:	10.0%
Maturity Date:	February 10, 2023
Other Material Terms:	The convertible notes payable grant the holder the right to convert the outstanding principal balance and unpaid accrued interest into shares of the Company's equity securities issued in connection with and upon the closing in one or more related transactions of the Company's next equity financing in which gross aggregate proceeds to the Company exceed $2 million. The number of shares issued in the next equity financing to be issued upon such conversion shall be based on a conversion price equal to the product of 90% and the price paid per share to the Company in the next equity financing, capped such that, for the purposes of this note, the fully-diluted valuation of the Company just prior to the next equity financing will not exceed $10 million. If the holder converts upon the occurrence of the due date or sale of the Company, the conversion will be made at a fully diluted valuation of the Company at $9 million.

Creditor(s):	Jeffrey White
Amount Outstanding:	$100,000
Interest Rate:	10.0%
Maturity Date:	February 12, 2023
Other Material Terms:	The convertible notes payable grant the holder the right to convert the outstanding principal balance and unpaid accrued interest into shares of the Company's equity

accrued interest into shares of the Company's equity securities issued in connection with and upon the closing in one or more related transactions of the Company's next equity financing in which gross aggregate proceeds to the Company exceed $2 million. The number of shares issued in the next equity financing to be issued upon such conversion shall be based on a conversion price equal to the product of 90% and the price paid per share to the Company in the next equity financing, capped such that, for the purposes of this note, the fully-diluted valuation of the Company just prior to the next equity financing will not exceed $10 million. If the holder converts upon the occurrence of the due date or sale of the Company, the conversion will be made at a fully diluted valuation of the Company at $9 million.

25. **What other exempt offerings has PodTV LLC conducted within the past three years?**

Date of Offering:	01/2021
Exemption:	Section 4(a)(2)
Securities Offered:	Membership Units
Amount Sold:	$3,500
Use of Proceeds:	Issuance of membership units to founders.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Jeffrey White	CEO	Convertible Note	$100,000

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

PodTV LLC (the "Company") is a company organized on December 11, 2020 under the laws of Pennsylvania. PodTV is a provider of streaming video content. The Company develops and licenses video content and curates programming for specific genres and categories. Under the Company's operating agreement, the Company currently has 10 million units of class A units issued and outstanding. As of the date of this filing, the founder and CEO, Jeffrey White holds 59% of the voting power, and Brandon Blackburn, who is a co-founder and Chief Creative Officer, holds 39% of the voting power. During 2022 the Company was able to generate approximately $50,000 in revenue. In the year ended December 31, 2021, revenue amounted to $58,400, while the cost of goods sold was $60,202. There were also operating expenses of $321,662, which after interest expenses, resulted in a net loss of $364,337. During the same year, the Company issued convertible notes payable to six investors for a total of $500,000, and $100,000 in convertible notes to its founder and CEO. The convertible notes payable carry a 10% interest rate per annum and mature two years from the date of the note. Additionally, the holder has the right to convert the outstanding principal balance and unpaid accrued interest into shares of the Company's equity securities issued in connection with and upon the closing in one or more related transactions of the Company's next equity financing in which gross aggregate proceeds to the Company exceed $2 million. The number of shares issued in the next equity financing to be issued upon such conversion shall be based on a conversion price equal to the product of 90% and the price paid per share to the Company in the next equity financing, capped such that, for the purposes of this note, the fully diluted valuation of the Company just prior to the next equity financing will not exceed $10 million. If the holder converts upon the occurrence of the due date or sale of the Company, the conversion will be made at a fully diluted valuation of the Company at $9 million. During the same fiscal year, the Company issued membership units to founders in exchange for $3,500 in capital contributions. Aside from operating expenses the Company invested $50,000 to purchase licenses needed for the operations of the Company. The cash balance at the end of this fiscal year stood at $223,370. The Company primarily plans to use proceeds for marketing and promotions, content acquisition and development, compensation for managers, and general and administrative expenses.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

   CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

PodTV LLC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following is a transcript of a video which will be displayed on the Portal's offering page for the Company. The world of streaming video and connected TV has changed the face of television and film industries forever and opened the gateway for content to be discovered and viewed by audiences anywhere, anytime and on any device from smart phones to smart TV's. Unfortunately, most independent content creators are unable to ride the wave of this rapidly expanding universe. Getting in front of the masses has been limited to those fortunate few that have their film, show, or podcast picked up by one of the industry giants. And that means denying millions of potential fans from discovering and enjoying some of the best content the industry has to offer. Viewers on the other hand are suffering from having to search and pay for too many apps and digital platforms to find what they enjoy. We believe that they want their content curated and personalized so they can spend more time watching and less time searching. PodTV is on a mission to change this. PodTV provides highly curated video programming sourced from proven creators as well as internally developed programming with a focus on specific genres and categories that possess rabid fan bases allowing consumers to experience their favorite podcast shows, films and live events all in one place. Our currently available networks Crime and Conspiracy and Pro Wrestling TV exemplify this approach. True crime dominates the top 25 podcasts list and consistently accounts for numerous top ten watched shows on Netflix. While the pro wrestling industry is experiencing its biggest growth in 20 years. Crime and Wrestling fans over index on their use of social media and streaming TV viewing making a perfect target audience for our solution. We believe these first two networks are just the beginning. As PodTV grows, we will look to expand our offering by adding additional genre focused networks. We are one of the fastest growing companies in the rapidly expanding over the top streaming tv universe. Our live linear TV channels and dedicated apps can be found on the most popular smart TV's such as Samsung, LG, Vizio, TCL, Hisense and Philips as well as the largest streaming device and platform providers including Roku, Amazon Fire, Apple TV, Android TV, Plex, and Google TV allowing us potential access to hundreds of millions of homes. Programming on Crime and Conspiracy Channel launched just a few months ago. It is represented by pop culture iconic shows such as "Our Thing" with an audience of more than 50 million and Truly Criminal which has amassed a viewership of more than 35 million. Our represented programming already is delivering millions of views and downloads per month. Our recently launched Pro Wrestling TV network is taking the pro wrestling entertainment industry, experiencing rapid growth and delivering more than 70 hours of new programming every month, which we plan to continue to deliver. Our lineup ranges from popular talking top promotions by former WWE world champion Adam Scherr and EC3 of Control Your Narrative to Mexico's top Luchador event AAA Lucha Libre, Women's Wrestling Army, Warrior, TNT as well as talking head podcasts like Don Tony and documentaries such as Sadermaina. Hundreds of hours of premium programming can be found in the PodTV content library including your most favorite video-based podcasts, live events, documentaries, and talk shows. The connected tv industry is experiencing significant growth . Juniper research predicts 2 billion OTT active subscribers by 2025. Comscore has seen a 29% increase in ad supported viewership from 2021 to 2022. While Adweek is reporting a 39% increase in ad revenues reaching $21.2 billion. Since our TV networks and apps do not require paid subscriptions, consumers can access our programming for free! We generate our revenues through advertising and have built a robust ad revenue stream through show-based sponsorships and programmatic ad networks. We believe that the future of Connect TV is now and PodTV is helping lead the way for consumers to enjoy genre specific programming how, where, and when they want. You too can be part of this exciting industry by simply joining the PodTV community and investing in our movement today. Be part of the new world of connected television, invest in the networks you love to watch, and help PodTV bring our programming to connected TV audiences everywhere. Simply go to Netcapital.com/companies/podtv and learn more about this unique investment opportunity.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Formation: certificateofformation.pdf
    Operating Agreement: operatingagreement.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://podtv.live

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.